Unaudited Condensed Consolidated Interim Financial Statements
(In US dollars)

HUDBAY MINERALS INC.

For the three and nine months ended September 30, 2015 and 2014

HUDBAY MINERALS INC.
Condensed Consolidated Interim Balance Sheets
(Unaudited and in thousands of US dollars)

		Sep. 30,	Dec. 31,	Jan. 1,
		2015	2014	2014
			Restated	Restated
	Note		(notes 2b, 4)	(notes 2b, 4)
Assets
Current assets
Cash and cash equivalents		$113,968	$178,668	$593,669
Trade and other receivables	8	205,465	182,090	158,234
Inventories	9	142,201	75,605	49,079
Prepaid expenses and other current assets	10	50,463	13,193	27,188
Other financial assets	11	4,369	1,159	758
Taxes receivable		8,617	10,293	35,393
Assets held for sale		-	-	5,514
		525,083	461,008	869,835
Receivables	8	24,597	21,398	53,945
Inventories	9	6,795	6,773	7,417
Prepaid expenses	10	-	212	540
Other financial assets	11	74,211	62,838	66,925
Intangible assets - computer software		11,115	10,398	12,761
Property, plant and equipment	12	4,100,619	4,065,003	2,505,713
Goodwill	13	181,583	181,583	67,105
Deferred tax assets	19b	43,799	41,668	29,887
		$4,967,802	$4,850,881	$3,614,128
Liabilities
Current liabilities
Trade and other payables		$259,251	$241,948	$205,808
Taxes payable		2,728	295	31
Other liabilities	14	33,077	40,728	38,679
Other financial liabilities	15	9,697	6,035	15,371
Long term debt	16	72,813	14,774	-
Deferred revenue	17	68,875	70,062	61,722
		446,441	373,842	321,611
Other liabilities	14	783	-	-
Other financial liabilities	15	26,967	44,429	21,661
Long term debt	16	1,218,608	972,293	732,729
Deferred revenue	17	547,634	618,063	436,351
Provisions	18	163,856	158,348	137,328
Pension obligations		33,956	42,569	24,380
Other employee benefits		131,968	151,321	133,616
Deferred tax liabilities	19b	374,495	380,958	276,075
		2,944,708	2,741,823	2,083,751
Equity
Share capital	20b	1,576,600	1,562,249	1,007,585
Reserves		(64,667)	(43,916)	1,795
Retained earnings		511,161	590,725	529,189
Equity attributable to owners of the Company		2,023,094	2,109,058	1,538,569
Non-controlling interests		-	-	(8,192)
		2,023,094	2,109,058	1,530,377
		$4,967,802	$4,850,881	$3,614,128

Commitments (note 23)

HUDBAY MINERALS INC.
Condensed Consolidated Interim Statements of Cash Flow
(Unaudited and in thousands of US dollars)

		Three months ended		Nine months ended
		September 30,		September 30,
		2015	2014	2015	2014
			Restated		Restated
			(notes 2b, 4)		(notes 2b, 4)
Cash generated from (used in) operating activities:
(Loss) profit for the period		$(11,833)	$46,153	$(75,960)	$21,675
Tax (recovery) expense	19a	(4,299)	7,781	2,529	16,660
Items not affecting cash:
Depreciation and amortization	7b	68,995	27,262	125,175	63,344
Share-based payment (recovery) expense	7c	(5,270)	1,290	(1,414)	4,763
Net finance expense	7e	24,066	944	45,925	3,710
Change in fair value of derivatives		7,492	(133)	2,232	(6,528)
Change in deferred revenue related to stream	17	(15,935)	(15,829)	(38,691)	(36,423)
Change in taxes receivable/payable, net	24a	(3,366)	(28,341)	(10,310)	(23,425)
Unrealized gain on warrants	7e	(13,528)	(19,983)	(10,928)	(19,983)
Pension past service costs		-	-	17,064	-
Gain on deemed disposition of Augusta shares		-	(45,571)	-	(45,571)
Asset impairment/loss on disposition of subsidiary	7f, 7g	34,546	-	54,462	5,865
Impairment and mark-to-market losses	7e	1,147	153	4,035	1,179
Foreign exchange and other		(2,739)	12,457	2,789	10,955
Taxes recovered (paid)		640	25,941	(1,073)	22,540
Operating cash flows before stream deposit and change in non-cash working capital		79,916	12,124	115,835	18,761
Precious metals stream deposit	17	-	134,978	-	259,978
Change in non-cash working capital	24a	24,234	7,500	(938)	(27,593)
		104,150	154,602	114,897	251,146
Cash generated from (used in) investing activities:
Acquisition of property, plant and equipment		(130,505)	(277,808)	(392,748)	(691,331)
Acquisition of New Britannia, net cash paid	6a	-	-	(11,756)	-
Addition to cash from Acquisition of Augusta	6b	-	3,033	-	3,033
Acquisition of investment		-	(671)	-	(2,917)
Addition to restricted cash		-	-	(22,811)	(20,989)
Peruvian sales tax refunded (paid) on capital expenditures		32,845	(27,107)	35,596	39,031
Net interest received (paid)		127	330	(4,282)	501
		(97,533)	(302,223)	(396,001)	(672,672)
Cash generated from (used in) financing activities:
Long-term debt borrowing, net of transaction costs		48,617	185,856	317,589	264,690
Principal repayments	16	(4,393)	(126,943)	(11,780)	(126,943)
Interest paid on long-term debt		(49,090)	(43,700)	(96,272)	(79,325)
Proceeds from exercise of stock options		-	1,034	809	1,178
Financing costs		366	(594)	(1,521)	(1,632)
Proceeds (costs) from issuance of equity		-	(153)	13,199	147,543
Dividends paid	20b	(1,762)	(2,068)	(3,604)	(3,814)
		(6,262)	13,432	218,420	201,697
Effect of movement in exchange rates on cash and cash equivalents		(1,243)	(5,787)	(2,016)	(898)
Net decrease in cash and cash equivalents		(888)	(139,976)	(64,700)	(220,727)
Cash and cash equivalents, beginning of period		114,856	512,918	178,668	593,669
Cash and cash equivalents, end of period		$113,968	$372,942	$113,968	$372,942

HUDBAY MINERALS INC.
Condensed Consolidated Interim Income Statements
(Unaudited and in thousands of US dollars, except share and per share amounts)

		Three months ended		Nine months ended
		September 30,		September 30,
		2015	2014	2015	2014
			Restated		Restated
	Note		(notes 2b, 4)		(notes 2b, 4)
Revenue	7a	$269,808	$170,233	$549,410	$394,821
Cost of sales
Mine operating costs		158,936	114,618	365,147	281,389
Depreciation and amortization	7b	68,843	27,085	124,702	62,823
		227,779	141,703	489,849	344,212
Gross profit		42,029	28,530	59,561	50,609
Selling and administrative expenses	7h	3,087	10,852	23,365	30,027
Exploration and evaluation		2,465	2,533	6,883	6,360
Other operating income and expenses	7d	2,240	5,342	7,351	10,031
Asset impairment	7f	34,546	-	54,462	-
Loss on disposal of subsidiary	7g	-	-	-	5,865
Augusta related transaction costs	6b	-	9,363	-	14,780

Results from operating activities		(309)	440	(32,500)	(16,454)
Finance income	7e	(2,269)	(1,766)	(2,968)	(3,310)
Finance expenses	7e	26,335	2,710	48,893	7,020
Other finance gain	7e	(8,243)	(54,438)	(4,994)	(58,499)
Net finance expense (income)		15,823	(53,494)	40,931	(54,789)

(Loss) profit before tax		(16,132)	53,934	(73,431)	38,335
Tax (recovery) expense	19a	(4,299)	7,781	2,529	16,660

(Loss) profit for the period		$(11,833)	$46,153	$(75,960)	$21,675

Attributable to:
Owners of the Company		$(11,833)	$46,153	$(75,960)	$21,756
Non-controlling interests		-	-	-	(81)

(Loss) profit for the period		$(11,833)	$46,153	$(75,960)	$21,675

(Loss) earnings per share
Basic and diluted		$(0.05)	$0.21	$(0.32)	$0.11

Weighted average number of common shares outstanding (note 21):
Basic		235,231,688	222,742,698	234,487,505	200,730,956
Diluted		235,231,688	223,821,872	234,487,505	201,222,322

HUDBAY MINERALS INC.
Condensed Consolidated Interim Statements of Comprehensive Income
(Unaudited and in thousands of US dollars)

	Three months ended		Nine months ended
	September 30,		September 30,
	2015	2014	2015	2014
		Restated		Restated
		(notes 2b, 4)		(notes 2b, 4)
(Loss) profit for the period	$(11,833)	$46,153	$(75,960)	$21,675

Other comprehensive (loss) income:
Items that will be reclassified subsequently to profit or loss:
Recognized directly in equity:
Net exchange (loss) gain on translation of foreign currency balances	(20,669)	(6,870)	(33,995)	447
Change in fair value of available-for-sale financial assets	(3,087)	4,893	(5,245)	46,422
Net exchange loss on available-for-sale financial assets	(894)	-	(894)	-
	(24,650)	(1,977)	(40,134)	46,869

Items that will not be reclassified subsequently to profit or loss:
Recognized directly in equity:
Remeasurement - actuarial (loss) gain	(3,903)	(6,497)	14,761	(43,378)
Tax effect	1,652	1,086	(2,310)	6,907
	(2,251)	(5,411)	12,451	(36,471)

Transferred to income statement:
Change in fair value of available-for-sale financial assets	1,129	(45,418)	3,990	(44,399)
Sale of investments	-	-	-	(30)
Tax effect	-	-	5	-
	1,129	(45,418)	3,995	(44,429)

Other comprehensive loss net of tax, for the period	(25,772)	(52,806)	(23,688)	(34,031)

Total comprehensive loss for the period	$(37,605)	$(6,653)	$(99,648)	$(12,356)

Attributable to:
Owners of the Company	(37,605)	(6,653)	(99,648)	(12,275)
Non-controlling interests	-	-	-	(81)

Total comprehensive loss for the period	$(37,605)	$(6,653)	$(99,648)	$(12,356)

HUDBAY MINERALS INC.
Condensed Consolidated Interim Statements of Changes in Equity
(Unaudited and in thousands of US dollars)

	Attributable to owners of the Company

			Foreign
			currency					Non-
	Share Capital	Other capital	translation	Available-for-	Remeasure-	Retained		controlling
Restated (notes 2b, 4)	(note 20)	reserves	reserve	sale reserve	ment reserve	earnings	Total	interests	Total equity
Balance, January 1, 2014	$1,007,585	$25,112	$51,605	$2,895	$(77,817)	$529,189	$1,538,569	$(8,192)	$1,530,377
Profit (loss)	-	-	-	-	-	21,756	21,756	(81)	21,675
Other comprehensive income (loss)	-	-	447	1,993	(36,471)	-	(34,031)	-	(34,031)
Total comprehensive income (loss)	-	-	447	1,993	(36,471)	21,756	(12,275)	(81)	(12,356)
Contributions by and distributions to owners:
Stock options exercised	1,711	(533)	-	-	-	-	1,178	-	1,178
Equity issuance (note 20b)	558,179	-	-	-	-	-	558,179	-	558,179
Share issue costs, net of tax (note 20b)	(5,226)	-	-	-	-	-	(5,226)	-	(5,226)
Dividends (note 20b)	-	-	-	-	-	(3,814)	(3,814)	-	(3,814)
Total contributions by and distributions to owners	554,664	(533)	-	-	-	(3,814)	550,317	-	550,317
Non-controlling interest upon acquisition of Augusta	-	1,321	-	-	-	-	1,321	-	1,321
Reclassification adjustment	-	-	-	-	-	-	-	1,139	1,139
Sale of subsidiary	-	-	-	-	-	-	-	7,134	7,134

Balance, September 30, 2014	$1,562,249	$25,900	$52,052	$4,888	$(114,288)	$547,131	$2,077,932	$-	$2,077,932
Profit	-	-	-	-	-	43,594	43,594	-	43,594
Other comprehensive loss	-	-	(5,301)	(1,990)	(5,177)	-	(12,468)	-	(12,468)
Total comprehensive (loss) income	-	-	(5,301)	(1,990)	(5,177)	43,594	31,126	-	31,126
Contributions by and distributions to owners:

Balance, December 31, 2014	$1,562,249	$25,900	$46,751	$2,898	$(119,465)	$590,725	$2,109,058	$-	$2,109,058

HUDBAY MINERALS INC.
Condensed Consolidated Interim Statements of Changes in Equity
(Unaudited and in thousands of US dollars)

	Attributable to owners of the Company

			Foreign
	Share capital		currency					Non-
		Other capital	translation	Available-for-	Remeasure-	Retained		controlling
	(note 20)	reserves	reserve	sale reserve	ment reserve	earnings	Total	interests	Total equity

Balance, January 1, 2015	$1,562,249	$25,900	$46,751	$2,898	$(119,465)	$590,725	$2,109,058	$-	$2,109,058
Loss	-	-		-	-	(75,960)	(75,960)	-	(75,960)
Other comprehensive (loss) income	-	-	(33,995)	(2,144)	12,451	-	(23,688)	-	(23,688)
Total comprehensive (loss) income	-	-	(33,995)	(2,144)	12,451	(75,960)	(99,648)	-	(99,648)
Contributions by and distributions to owners:
Stock options exercised	1,152	(343)	-	-	-	-	809	-	809
Equity issuance (note 20b)	13,199	-	-	-	-	-	13,199	-	13,199
Reclassification of Augusta warrants (note 15)	-	3,280	-	-	-	-	3,280	-	3,280
Dividends (note 20b)	-	-	-	-	-	(3,604)	(3,604)	-	(3,604)
Total contributions by and distributions to owners	14,351	2,937	-	-	-	(3,604)	13,684	-	13,684

Balance, September 30, 2015	$1,576,600	$28,837	$12,756	$754	$(107,014)	$511,161	$2,023,094	$-	$2,023,094

HUDBAY MINERALS INC.
Notes to Unaudited Condensed Consolidated Interim Financial Statements
(in thousands of US dollars, except where otherwise noted)
For the three and nine months ended September 30, 2015 and 2014

1.	Reporting entity

HudBay Minerals Inc. ("HMI" or the "Company") was amalgamated under the Canada Business Corporations Act on August 15, 2011. The address of the Company's principal executive office is 25 York Street, Suite 800, Toronto, Ontario. The condensed consolidated interim financial statements of the Company for the three and nine months ended September 30, 2015 and 2014 represent the financial position and the financial performance of the Company and its subsidiaries (together referred to as the “Group” or “Hudbay” and individually as “Group entities”).

Significant subsidiaries, as at September 30, 2015, include Hudson Bay Mining and Smelting Co., Limited (“HBMS”), Hudson Bay Exploration and Development Company Limited (“HBED”), HudBay Marketing & Sales Inc. (“HMS”), HudBay Peru Inc., HudBay Peru S.A.C. ("Hudbay Peru"), HudBay (BVI) Inc., HudBay Arizona Corporation (formerly Augusta Resource Corporation, “Augusta” or “Hudbay Arizona”) and Rosemont Copper Company (“Rosemont”).

Hudbay is an integrated mining company producing copper concentrate (containing copper, gold and silver) and zinc metal. With assets in North and South America, the Group is focused on the discovery, production and marketing of base and precious metals. Through its subsidiaries, Hudbay owns four polymetallic mines, four ore concentrators and a zinc production facility in northern Manitoba and Saskatchewan (Canada) and Cusco (Peru) and a copper project in Arizona (United States). The Group also has equity investments in a number of junior exploration companies. The Company is governed by the Canada Business Corporations Act and its shares are listed under the symbol "HBM" on the Toronto Stock Exchange, New York Stock Exchange and Bolsa de Valores de Lima. Hudbay also has warrants listed under the symbol “HBM.WT” on the Toronto Stock Exchange and “HBM/WS” on the New York Stock Exchange.

Management does not consider the impact of seasonality on operations to be significant on the condensed consolidated interim financial statements.

2.	Basis of preparation

(a)	Statement of compliance:

These unaudited condensed consolidated interim financial statements have been prepared in accordance with IAS 34 Interim Financial Reporting and do not include all of the information required for full annual financial statements by International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB").

These unaudited condensed consolidated interim financial statements should be read in conjunction with the Company’s audited consolidated financial statements for the year ended December 31, 2014 which includes information necessary or useful to understanding the Company’s business and financial statement presentation. In particular, the Company’s significant accounting policies are presented as note 2 in the audited consolidated financial statements for the year ended December 31, 2014, and have been consistently applied in the preparation of these unaudited condensed consolidated interim financial statements.

The Board of Directors approved these condensed consolidated interim financial statements on November 5, 2015.

HUDBAY MINERALS INC.
Notes to Unaudited Condensed Consolidated Interim Financial Statements
(in thousands of US dollars, except where otherwise noted)
For the three and nine months ended September 30, 2015 and 2014

(b)	Functional and presentation currency:

The Group's condensed consolidated interim financial statements are presented in US dollars, which is the Company’s and all material subsidiaries' functional currency, except for HBMS, HBED and HMS, which have a functional currency of Canadian dollars. All values are rounded to the nearest thousand ($000) except where otherwise indicated. The Company changed its functional and presentation currency effective July 1, 2015, the details of which are described in note 4.

(c)	Use of judgement:

The preparation of the condensed consolidated interim financial statements in conformity with IFRS requires the Group to make judgements, apart from those involving estimations, in applying accounting policies that affect reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the condensed consolidated interim financial statements, as well as reported amounts of revenue and expenses during the reporting period.

The condensed consolidated interim financial statements reflect the judgements outlined by the Group in its consolidated financial statements for the year ended December 31, 2014, except for judgements impacting the functional currency.

Functional currency (note 4) – judgement was required in determining that the US dollar is the appropriate functional currency of certain entities of Hudbay. This was determined by assessing the currency which influences sales prices for concentrate and metals sales, labour and input costs, as well as the currency in which Hudbay finances its operations. The US dollar functional currency judgement results in foreign exchange gains and losses being recorded on the consolidated income statements pertaining to the revaluation of non-US monetary assets and liabilities, most notably, Canadian denominated trade receivables, cash, working capital and intercompany balances. If judgement was altered and a different functional currency was selected for certain entities of Hudbay, this would result in material differences in the amounts recorded in the consolidated income statements pertaining to foreign exchange gains or losses.

(d)	Use of estimates:

The preparation of the condensed consolidated interim financial statements in conformity with IFRS requires the Group to make estimates and assumptions that affect the application of accounting policies, reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the condensed consolidated interim financial statements, as well as reported amounts of revenue and expenses during the reporting period. Actual results may differ from these estimates.

The condensed consolidated interim financial statements reflect the estimates outlined by the Group in its consolidated financial statements for the year ended December 31, 2014.

3.	Significant accounting policies

These condensed consolidated interim financial statements reflect the accounting policies applied by the Group in its consolidated financial statements for the year ended December 31, 2014 and comparative periods.

HUDBAY MINERALS INC.
Notes to Unaudited Condensed Consolidated Interim Financial Statements
(in thousands of US dollars, except where otherwise noted)
For the three and nine months ended September 30, 2015 and 2014

4.	Change in functional and presentation currency

The functional currency of each of the Group’s subsidiaries is the currency of the primary economic environment in which the entity operates. The Group reconsiders the functional currency of its entities if there is a change in events and conditions which determined the primary economic environment. Prior to July 1, 2015, the Group's condensed consolidated interim financial statements were presented in Canadian dollars, which was the Company’s and all material subsidiaries' functional currency, except for Hudbay Peru, HudBay (BVI) Inc. and the Hudbay Arizona entities, which have a functional currency of US dollars.

The ability for Hudbay Peru to repatriate funds in US dollars, as a result of reaching commercial production in the first half of 2015, and the purchase of Hudbay Arizona have significantly increased the Company’s exposure to the US dollar as cash inflows are now predominantly in US dollars and revenue and costs related to Constancia operations and Rosemont development are denominated in US dollars. Consequently, effective July 1, 2015 the US dollar was adopted as the Company’s functional currency on a prospective basis. All the Group’s subsidiaries continue to measure the items in their financial statements using their functional currencies.

Effective July 1, 2015, the Group changed its presentation currency to US dollars from Canadian dollars. This change in presentation currency was made to better reflect the Group’s business activities, comprised primarily of US dollar revenues as well as associated US dollar denominated financings, and is consistent with the Group’s peers. The condensed consolidated interim financial statements for all years presented have been translated into the new presentation currency in accordance with IAS 21. The consolidated statements of income and consolidated statements of comprehensive income have been translated into the presentation currency using the average exchange rates prevailing during each monthly reporting period. All assets and liabilities have been translated using the period end noon exchange rates. All resulting exchange differences have been recognized in the foreign currency translation reserve account. The balance sheet amounts previously reported in Canadian Dollars have been translated into US dollars as at January 1, 2014 and December 31, 2014 using the period-end noon exchange rates of 1.0636 CAD/USD and 1.1601 CAD/USD, respectively. In addition, shareholders’ equity balances have been translated using historical rates based on rates in effect on the date of material transactions.

HUDBAY MINERALS INC.
Notes to Unaudited Condensed Consolidated Interim Financial Statements
(in thousands of US dollars, except where otherwise noted)
For the three and nine months ended September 30, 2015 and 2014

Consolidated Balance Sheet

	December 31, 2014		January 1, 2014
	As reported,	Restated,	As reported,	Restated,
	C$000	US$000	C$000	US$000

Cash and cash equivalents	$207,273	$178,668	$631,427	$593,669
Other current assets	327,543	282,340	293,731	276,166
Non-current assets	5,092,692	4,389,873	2,918,828	2,744,293
Total assets	$5,627,508	$4,850,881	$3,843,986	$3,614,128

Current liabilities	$433,692	$373,842	$342,034	$321,611
Long term debt	1,127,957	972,293	779,331	732,729
Other non-current liabilities	1,619,139	1,395,688	1,094,914	1,029,411
Total liabilities	$3,180,788	$2,741,823	$2,216,279	$2,083,751
Share capital	$1,624,419	$1,562,249	$1,021,088	$1,007,585
Reserves	189,630	(43,916)	49,557	1,795
Retained earnings	632,671	590,725	564,966	529,189
Non-controlling interest	-	-	(7,904)	(8,192)
Total shareholders' equity	$2,446,720	$2,109,058	$1,627,707	$1,530,377

Consolidated Income Statements and Statements of Comprehensive Income

	Three months ended		Nine months ended
	September 30, 2014		September 30, 2014
	As reported,	Restated	As reported,	Restated
	C$000	US$000	C$000	US$000
Revenue	$185,431	$170,233	$431,539	$394,821
Cost of sales	154,310	141,703	376,238	344,212
Gross profit	31,121	28,530	55,301	50,609

Results from operating activities	(908)	440	(19,624)	(16,454)
Profit before tax	$57,586	$53,934	$40,290	$38,335

Profit for the period	$49,248	$46,153	$22,281	$21,675

Total comprehensive income (loss)	$99,209	$(6,653)	$92,251	$(12,356)
Earnings per share - Basic and diluted	$0.22	$0.21	$0.11	$0.11

HUDBAY MINERALS INC.
Notes to Unaudited Condensed Consolidated Interim Financial Statements
(in thousands of US dollars, except where otherwise noted)
For the three and nine months ended September 30, 2015 and 2014

5.	New standards not yet adopted

−

IFRS 9, Financial Instruments ("IFRS 9 (2009)") – this standard replaces the guidance in IAS 39 Financial Instruments: Recognition and Measurement, on the classification and measurement of financial assets. IFRS 9 (2009) retains but simplifies the mixed measurement model and establishes two primary measurement categories for financial assets: amortized cost and fair value. The basis of classification depends on an entity’s business model and the contractual cash flow of the financial asset. Gains and losses on remeasurement of financial assets measured at fair value will be recognized in profit or loss, except that for an investment in an equity instrument which is not held-for-trading, IFRS 9 (2009) provides, on initial recognition, an irrevocable election to present all fair value changes from the investment in other comprehensive income (“OCI”). The election is available on an individual share-by- share basis. Amounts presented in OCI will not be reclassified to profit or loss at a later date. The new standard also requires use of a single impairment method, replacing the multiple impairment methods in IAS 39, and amends some of the requirements of IFRS 7 Financial Instruments: Disclosures. IFRS 9 (2010) added guidance to IFRS 9 (2009) on the classification and measurement of financial liabilities, and this guidance is consistent with the guidance in IAS 39, except for changes related to financial liabilities measured at fair value under the fair value option and derivative liabilities that are linked to and must be settled by delivery of an unquoted equity instrument. The IASB has decided to require an entity to apply IFRS 9 for annual periods beginning on or after January 1, 2018. The Group has not yet determined the effect of adoption of IFRS 9 on its consolidated financial statements.

−

IFRS 15, Revenue from Contracts with Customers - in May 2014, the IASB issued this standard which is effective for periods beginning on or after January 1, 2017 and is to be applied retrospectively. IFRS 15 clarifies the principles for recognizing revenue from contracts with customers. IFRS 15 will also result in enhanced disclosures about revenue, provide guidance for transactions that were not previously addressed comprehensively (i.e. service revenue and contract modifications) and improve guidance for multiple-element arrangements. The Company intends to adopt IFRS 15 in its financial statements for the annual period beginning January 1, 2017, and may consider earlier adoption. The IASB has affirmed its proposal to defer the effective date of this standard to January 1, 2018, although the Accounting Standards Board has yet to approve this change within Canada. The Group has not yet determined the effect of adoption of IFRS 15 on its consolidated financial statements.

−

Amendments to IAS 16, Property, Plant and Equipment (“IAS 16”) and IAS 38, Intangible Assets (“IAS 38”) - on May 12, 2014, the IASB issued amendments to clarify that the use of revenue-based methods to calculate the depreciation of a tangible asset is not appropriate because revenue generated by an activity that includes the use of a tangible asset generally reflects factors other than the consumption of the economic benefits embodied in the asset. The IASB has also clarified that revenue is generally presumed to be an inappropriate basis for measuring the consumption of the economic benefits embodied in an intangible asset. This presumption for an intangible asset, however, can be rebutted in certain limited circumstances. The standard is to be applied prospectively for fiscal years beginning on or after January 1, 2016 with early adoption permitted. The Group is currently evaluating the impact of applying the amendments, however does not anticipate that there will be any impact on its current method of calculating depreciation or amortization.

6.	Acquisitions

(a)	Acquisition of New Britannia Mine and Mill

On May 4, 2015, the Group acquired a 100% interest in the New Britannia mine and mill, located in Snow Lake, Manitoba, for $12,302 in cash consideration, plus a contingent payment of $5,000. In connection with the New Britannia acquisition, the Group entered into a private placement agreement with a Canadian bank to sell 1,357,000 Hudbay common shares for net proceeds of $13,040.

HUDBAY MINERALS INC.
Notes to Unaudited Condensed Consolidated Interim Financial Statements
(in thousands of US dollars, except where otherwise noted)
For the three and nine months ended September 30, 2015 and 2014

In accordance with IFRS 3, Business Combinations, this transaction does not meet the definition of a business combination as the assets acquired are not an integrated set of activities with inputs, processes and outputs.

The purchase price of $14,462 was finalized and allocated to the assets acquired and the liabilities assumed based on the fair value of the total consideration at the closing date of the acquisition. All financial assets acquired and financial liabilities assumed were recorded at their relative fair values. In addition, an option liability was recorded for the fair value amount of $1,164 in connection with the contingent consideration since it is an integral component of the consideration paid and represents a financial instrument. The fair values were allocated to the net assets on a relative fair value basis and the option liability was valued using the Black-Scholes model.

Assets acquired and liabilities assumed

The following summarizes the acquisition date allocation of the relative fair values of the major classes of assets and liabilities acquired:

Restricted cash	$1,542
Machinery & equipment	10,410
Mineral property	2,890
Net decommissioning liability	(380)

Total net assets acquired	$14,462

The following summarizes consideration for the purchase:

Cash	$12,302
Contingent payment - gold price option	1,164
Transaction costs	996

Total consideration	$14,462

(b)	Acquisition of Augusta Resource Corporation

On July 16, 2014, the Group obtained control of Hudbay Arizona (formerly named Augusta Resource Corporation), a Canadian company whose primary asset is the Rosemont copper project near Tucson, Arizona.

Hudbay obtained control of Augusta by acquiring Augusta common shares to increase the Group's equity interest in Augusta from approximately 16% to 92%. On July 29, 2014 and September 23, 2014, Hudbay acquired the remaining outstanding common shares and now wholly owns Augusta. Acquiring control of Augusta allows the Group an opportunity to develop the Rosemont project and significantly increase Hudbay's future copper production.

HUDBAY MINERALS INC.
Notes to Unaudited Condensed Consolidated Interim Financial Statements
(in thousands of US dollars, except where otherwise noted)
For the three and nine months ended September 30, 2015 and 2014

Consideration transferred:

The following summarizes the acquisition date fair value of the major classes of consideration transferred:

Equity instruments (36,613,464 common shares)	$366,462
Warrant instruments (19,759,641 warrants)	39,151
Fair value of shares previously owned by the Group (23,058,585 common shares)	78,503

Consideration transferred - July 16, 2014	$484,116

The fair value of the common shares issued was based on Hudbay's listed share price of C$10.76 at the July 16, 2014 acquisition date. The fair value of the warrants issued was based on a Black-Scholes option pricing calculation of C$2.13. The fair value of the shares previously owned by the Group was based on Augusta’s listed share price of C$3.66 at the July 16, 2014 acquisition date.

The Group took up the remaining 3,837,190 shares at a fair value of C$40,679 ($37,146) based on Hudbay’s listed share prices of C$11.62 and C$9.68 on July 29, 2014 and September 23, 2014, respectively. The Group issued 2,070,849 warrant instruments with a fair value of C$3,398 ($3,111) based on Hudbay’s listed warrant prices of C$2.25 and C$1.09 on July 29, 2014 and September 23, 2014, respectively.

Immediately prior to the acquisition, Augusta settled its outstanding in the money stock options, restricted units and convertible notes through the issuance of Augusta shares and settled its out of the money options in cash under the terms of the acquisition.

Identifiable assets acquired and liabilities assumed:

The Group has completed the purchase price allocation, resulting in recognized amounts of identifiable assets acquired and liabilities assumed as follows:

Cash and cash equivalents	$3,033
Receivables and other current assets	1,382
Long-term receivable and other assets	9,206
Mineral properties	633,150
Other property, plant and equipment	77,792
Trade and other payables	(33,441)
Warrant liability	(5,840)
Current portion of long-term debt	(117,133)
Deferred tax liabilities	(156,185)

Total net identifiable assets acquired	$411,964

The fair values of the mineral properties have been calculated using significant judgements. In particular, the fair values of mineral properties, and other property and plant and equipment have been determined based on an independent valuation.

The fair value of the acquired receivables was valued at $9,313. Based on the valuation performed at the acquisition date, management expected all contractual cash flows to be collectible. The long-term receivable relates to the amounts collectible from the joint venture partner.

HUDBAY MINERALS INC.
Notes to Unaudited Condensed Consolidated Interim Financial Statements
(in thousands of US dollars, except where otherwise noted)
For the three and nine months ended September 30, 2015 and 2014

The Group recognized goodwill as a result of the acquisition as follows:

Total consideration transferred	$405,613
Fair value of previous interest in acquiree	78,503
Non-controlling interest of measured based on proportionate share	42,326
Less: value of net identifiable asset acquired	(411,964)

Goodwill upon acquisition on July 16, 2014	$114,478

The goodwill balance arose from the requirement to record deferred income tax liabilities measured as the tax effect of the difference between the fair values of the assets acquired and liabilities assumed and their tax bases. None of the goodwill recognized is expected to be deductible for income tax purposes.

7.	Revenue and expenses

	(a)	Revenue

The Group’s revenue by significant product types:

	Three months ended		Nine months ended
	September 30,		September 30,
	2015	2014	2015	2014
Copper	$189,200	$77,676	$402,648	$174,936
Zinc	50,030	69,938	164,215	172,189
Gold	40,420	27,091	74,633	63,685
Silver	9,525	4,400	18,518	10,418
Other	803	1,100	2,803	3,149
	289,978	180,205	662,817	424,377
Treatment and refining charges	(27,909)	(8,566)	(55,575)	(21,188)
Pre-production revenue	7,739	(1,406)	(57,832)	(8,368)

	$269,808	$170,233	$549,410	$394,821

Pre-production revenue in the three and nine months ended September 30, 2015 related to Constancia. Pre-production revenue in the three months ended September 30, 2015 is a function of provisional pricing adjustments on pre-production revenue. Revenues related to inventory produced prior to commencement of commercial production are credited against capital costs rather than recognized as revenue in the income statements.

Included in revenue for the three months ended September 30, 2015 are gains related to non-hedge derivative contracts of $621 (three months ended September 30, 2014 - gains of $1,486). Included in revenue for the nine months ended September 30, 2015 are losses related to non-hedge derivative contracts of $1,377 (nine months ended September 30, 2014 - gains of $3,296).

HUDBAY MINERALS INC.
Notes to Unaudited Condensed Consolidated Interim Financial Statements
(in thousands of US dollars, except where otherwise noted)
For the three and nine months ended September 30, 2015 and 2014

(b)	Depreciation and amortization

Depreciation of property, plant and equipment and amortization of intangible assets are reflected in the income statements as follows:

	Three months ended		Nine months ended
	September 30,		September 30,
	2015	2014	2015	2014
Cost of sales	$68,843	$27,085	$124,702	$62,823
Selling and administrative expenses	152	177	473	521

	$68,995	$27,262	$125,175	$63,344

(c)	Share-based payment and (recovery) expense

Share-based payment (recovery) expenses are reflected in the income statements as follows:

	Cash-settled		Total share-based
	RSUs	DSUs	payment expense
Three months ended September 30, 2015
Cost of sales	$(480)	$-	$(480)
Selling and administrative expenses	(1,956)	(2,537)	(4,493)
Other operating expenses	(297)	-	(297)

	$(2,733)	$(2,537)	$(5,270)
Nine months ended September 30, 2015
Cost of sales	$10	$-	$10
Selling and administrative expenses	596	(1,783)	(1,187)
Other operating expenses	(237)	-	(237)

	$369	$(1,783)	$(1,414)
Three months ended September 30, 2014
Cost of sales	$(106)	$-	$(106)
Selling and administrative expenses	1,231	35	1,266
Other operating expenses	130	-	130

	$1,255	$35	$1,290
Nine months ended September 30, 2014
Cost of sales	$479	$-	$479
Selling and administrative expenses	2,844	1,090	3,934
Other operating expenses	378	-	378
Exploration and evaluation	(28)	-	(28)

	$3,673	$1,090	$4,763

HUDBAY MINERALS INC.
Notes to Unaudited Condensed Consolidated Interim Financial Statements
(in thousands of US dollars, except where otherwise noted)
For the three and nine months ended September 30, 2015 and 2014

(d)	Other operating income and expenses

	Three months ended		Nine months ended
	September 30,		September 30,
	2015	2014	2015	2014
Joint venture operator fee income	$(84)	$(111)	$(264)	$(1,175)
Cost of non-producing properties	2,296	5,285	8,356	11,274
Other expense and (income)	28	168	(741)	(68)

	$2,240	$5,342	$7,351	$10,031

(e)	Finance income and expenses

	Three months ended		Nine months ended
	September 30,		September 30,
	2015	2014	2015	2014
Finance income
Net interest income	$(1,714)	$(1,466)	$(2,051)	$(2,950)
Other finance income	(555)	(300)	(917)	(360)
	(2,269)	(1,766)	(2,968)	(3,310)
Finance expense
Interest expense on long-term debt	24,424	21,755	71,986	58,904
Unwinding of accretion on financial liabilities at amortized cost	336	202	918	917
Unwinding of discounts on provisions	726	862	2,147	2,574
Financing fees	2,872	1,768	8,426	4,065
Other finance expense	1,673	80	3,686	381
	30,031	24,667	87,163	66,841
Interest capitalized	(3,696)	(21,957)	(38,270)	(59,821)
	26,335	2,710	48,893	7,020
Other finance gains
Net foreign exchange (gains) losses	(3,975)	9,610	1,069	9,138
Change in fair value of financial assets and liabilities at fair value through profit loss:
Hudbay and Augusta warrants	(13,528)	(19,983)	(10,928)	(19,983)
Prepayment option embedded derivative/gold option	8,113	1,353	855	(3,232)
Investments classified as held-for-trading	18	-	15	7
Net gain reclassified from equity on disposal of available- for-sale investments	-	(45,571)	(25)	(45,601)
Net loss reclassified from equity on impairment of available-for-sale investments	1,129	153	4,020	1,172
	(8,243)	(54,438)	(4,994)	(58,499)

Net finance expense (income)	$15,823	$(53,494)	$40,931	$(54,789)

Interest expense related to long-term debt has been capitalized to the Constancia project until May 1, 2015 and to the Rosemont project (note 16).

HUDBAY MINERALS INC.
Notes to Unaudited Condensed Consolidated Interim Financial Statements
(in thousands of US dollars, except where otherwise noted)
For the three and nine months ended September 30, 2015 and 2014

During the three and nine months ended September 30, 2015, the Group recognized impairment losses on investments in listed shares and transferred pre-tax losses of $1,129 and $4,020 respectively, from the available-for-sale reserve within equity to the income statements (three and nine months ended September 30, 2014 - $153 and $1,172, respectively).

The net gain reclassified from equity on disposal of available-for-sale investments in 2014 primarily related to the Augusta shares previously owned by the Group prior to the acquisition (note 6b).

(f)	Impairment

As a result of the acquisition of the New Britannia Mill (note 6a), Hudbay no longer expects to construct a new concentrator at Lalor. During the nine months ended September 30, 2015, the Group recognized an impairment loss of $19,916 related to its Lalor concentrator assets in Snow Lake, Manitoba. The impairment was determined based on the difference between carrying value and fair value less costs of disposal.

As a result of the acquisition of Augusta Resource Corporation (note 6b), Hudbay acquired equipment previously purchased or ordered by prior Augusta management. During the three months ended September 30, 2015 Hudbay completed a value engineering process which deemed that some of the equipment previously purchased or ordered by prior Augusta management is unsuitable to achieve the design objectives for Rosemont, and different equipment will better meet Rosemont’s objectives while observing permitting commitments. During the three months ended September 30, 2015, the Group recognized an impairment loss of $34,546 to reflect the orderly liquidation value of the purchased equipment and certain long lead deposits.

On the condensed consolidated interim income statements, the impairment losses are presented in the asset impairment loss line item. The Group presented the impairment losses within the Manitoba and Arizona segments in note 25.

(g)	Loss on disposal of subsidiary

During the nine months ended September 30, 2014, the Group recognized a loss of $5,865 on the disposition of its Back Forty project in Michigan. This mainly resulted from the derecognition of the non- controlling interest and cumulative translation adjustments recorded in the entity. The Group has presented the loss within corporate and other activities in note 25.

(h)	Selling and administrative expenses

Selling and administrative expenses are primarily related to general expenses and share-based payments expense. During the three and nine months ended September 30, 2015, the Group recognized a gain of $4,493 and $1,187, respectively, related to share-based payment expense (September 30, 2014 – expense of $1,266 and $3,934, respectively) (note 7c).

HUDBAY MINERALS INC.
Notes to Unaudited Condensed Consolidated Interim Financial Statements
(in thousands of US dollars, except where otherwise noted)
For the three and nine months ended September 30, 2015 and 2014

8.	Trade and other receivables

	Sep. 30, 2015	Dec. 31, 2014	Jan. 1, 2014
Current
Trade receivables	$66,352	$37,141	$38,684
Embedded derivatives - provisional pricing (note 22c)	(9,300)	(1,558)	1,229
Statutory receivables	108,730	124,848	109,237
Receivable from joint venture partners	7,699	10,867	-
Other receivables	31,984	10,792	9,084
	205,465	182,090	158,234
Non-current
Statutory receivables - Peruvian sales tax	1,112	477	53,945
Receivable from joint venture partners	21,411	20,245	-
Other receivables	2,074	676	-
	24,597	21,398	53,945

	$230,062	$203,488	$212,179

As commercial production commenced at the Reed mine on April 1, 2014, the Group has a receivable for 30% of the applicable development costs as well as other amounts due from the joint venture partner, VMS Ventures Inc. (“VMS Ventures”) pursuant to the Reed Lake Project Joint Venture Agreement. The receivable will be repaid by offsetting amounts owed to VMS Ventures for the purchase of their proportionate share of the Reed mine ore. The receivable has been discounted and has been classified based on the expected timing of ore purchases. As at September 30, 2015, this receivable from VMS Ventures was $12,806 (December 31, 2014 and January 1, 2014- $17,417 and nil, respectively).

The remaining balance in the receivable from joint venture partners primarily relates to the Group’s joint venture partner for the Rosemont project in Arizona, which has been classified as non-current.

As at September 30, 2015, $100,482 (December 31, 2014 and January 1, 2014 - $122,876 and $107,795, respectively) of the current statutory receivables relate to refundable sales taxes in Peru that Hudbay Peru has paid on capital expenditures for its Constancia project. Management expects to receive the amount within one year. Significant judgements are required on measurement and classification of Peruvian sales taxes paid on capital expenditures (note 2c).

9.	Inventories

	Sep. 30, 2015	Dec. 31, 2014	Jan. 1, 2014
Current
Stockpile	$7,609	$-	$-
Work in progress	4,776	2,150	7,256
Finished goods	101,998	53,632	28,907
Materials and supplies	27,818	19,823	12,916
	142,201	75,605	49,079
Non-current
Materials and supplies	6,795	6,773	7,417

	$148,996	$82,378	$56,496

HUDBAY MINERALS INC.
Notes to Unaudited Condensed Consolidated Interim Financial Statements
(in thousands of US dollars, except where otherwise noted)
For the three and nine months ended September 30, 2015 and 2014

The cost of inventories recognized as an expense, including depreciation, and included in cost of sales amounted to $198,597 and $406,092 for the three and nine months ended September 30, 2015 (three and nine months ended September 30, 2014 - $125,634 and $311,680, respectively). The Group has amended its note disclosure of the cost of inventories recognized as an expense for the current and comparable period to include depreciation expensed from inventories.

During the nine months ended September 30, 2014, the Group recognized an expense of $5,119 in cost of sales related to write-downs of the carrying value of zinc inventories to net realizable value. For zinc inventories sold during the nine months ended September 30, 2014, the related amount transferred from inventory to cost of sales was $9,753 less than it would have been had write-downs not been previously recognized (three months ended September 30, 2014 - nil). As a result, for the nine months ended September 30, 2014, the net impact on cost of sales, related to zinc inventory write-downs, was a decrease of $4,635 (three months ended September 30, 2014 – nil). There were no write-downs in the three and nine months ended September 30, 2015.

10.	Prepaid expenses

	Sep. 30, 2015	Dec. 31, 2014	Jan. 1, 2014
Current
Prepayments to suppliers related to capital projects	$2,597	$7,475	$17,828
Prepaid interest related to long-term debt	44,505	-	-
Prepaid insurance and other	3,361	5,718	9,360
	50,463	13,193	27,188
Non-current
Other	-	212	540
	$50,463	$13,405	$27,728

11.	Other financial assets

	Sep. 30, 2015	Dec. 31, 2014	Jan. 1, 2014
Current
Derivative assets	$4,369	$1,159	$758

Non-current
Available-for-sale investments	9,026	16,115	45,393
Investments at fair value through profit or loss	49	-	8
Deferred financing fees	-	4,405	-
Derivative assets	7	-	-
Restricted cash	65,129	42,318	21,524
	74,211	62,838	66,925

	$78,580	$63,997	$67,683

Available-for-sale investments

As at September 30, 2015, available-for-sale investments consist of investments in Canadian-listed metals and mining companies, most of which are publicly traded. During the three and nine months ended September 30, 2015 the Group recognized impairment losses of $1,129 and $4,020, respectively, related to its investments in the available-for-sale reserve within equity (three and nine months ended September 30, 2014 - $153 and $1,172, respectively) (note 7e).

HUDBAY MINERALS INC.
Notes to Unaudited Condensed Consolidated Interim Financial Statements
(in thousands of US dollars, except where otherwise noted)
For the three and nine months ended September 30, 2015 and 2014

Restricted cash

As required by Peruvian law, Hudbay Peru provides security with respect to its decommissioning and restoration obligations. Hudbay Peru has provided a letter of credit in the amount of $63,465 as at September 30, 2015, and classified cash on deposit with a Peruvian bank to support the letter of credit as restricted cash (December 31, 2014 and January 1, 2014 - $40,654 and $19,861, respectively).

12.	Property, plant and equipment

		Accumulated
		depreciation
		and	Carrying
Sep. 30, 2015	Cost	amortization	amount
Exploration and evaluation assets	$16,192	$-	$16,192
Capital works in progress	860,237	-	860,237
Mining properties	1,720,574	(372,146)	1,348,428
Plant and equipment	2,274,572	(398,810)	1,875,762

	$4,871,575	$(770,956)	$4,100,619

		Accumulated
		depreciation
		and	Carrying
Dec. 31, 2014	Cost	amortization	amount
Exploration and evaluation assets	$15,584	$-	$15,584
Capital works in progress	3,253,239	-	3,253,239
Mining properties	681,540	(354,491)	327,049
Plant and equipment	824,207	(355,076)	469,131

	$4,774,570	$(709,567)	$4,065,003

		Accumulated
		depreciation
		and	Carrying
Jan.1, 2014	Cost	amortization	amount
Exploration and evaluation assets	$15,833	$-	$15,833
Capital works in progress	2,047,882	-	2,047,882
Mining properties	480,749	(340,578)	140,171
Plant and equipment	624,291	(322,464)	301,827

	$3,168,755	$(663,042)	$2,505,713

The Group has included the mineral properties and fixed assets acquired in the New Britannia asset purchase in the capital works in progress and mining properties lines (note 6a).

As a result of Constancia reaching commercial production in the second quarter of 2015 most of its capital works in progress has been reclassified to mining properties and plant and equipment.

HUDBAY MINERALS INC.
Notes to Unaudited Condensed Consolidated Interim Financial Statements
(in thousands of US dollars, except where otherwise noted)
For the three and nine months ended September 30, 2015 and 2014

13.	Goodwill

Goodwill is comprised of the following:

Balance, January 1, 2014 (Peru goodwill)	67,105
Addition of Arizona goodwill, July 16, 2014 (note 6b)	114,478
Balance, December 31, 2014	$181,583

Balance, September 30, 2015	$181,583

The Group performed an impairment test for the Group as at September 30, 2015, in advance of its annual impairment testing date of October 1, due to an impairment indicator related to the Group's deficit in its market capitalization compared to the carrying value of its net assets.

As at September 30, 2015, Hudbay evaluated its long-lived assets and goodwill for impairment for all material cash generating units. Consequently, Management determined that a detailed evaluation was required for the Arizona cash generating unit (“CGU”) and Peru CGU.

For the impairment test, fair value less costs of disposal (“FVLCD”) was used to determine the recoverable amount since it is higher than value in use. FVLCD was calculated using discounted after-tax cash flows based on cash flow projections and assumptions in the Group’s most current life of mine (“LOM”) plans. The fair value measurement in its entirety is categorized as Level 3 based on the degree to which fair value inputs are observable and have a significant effect on the recorded fair value.

LOM plans are based on optimized mine and processing plans and the assessment of capital expenditure requirements of a mine site. LOM plans incorporate management’s best estimates of key assumptions which are discount rates, future commodity prices, production based on current estimates of recoverable reserves, future operating and capital costs, value of mineral resources not included in the LOM plan and future foreign exchange rates. The cash flows are for periods up to the date that mining is expected to cease, which is 21 years for both the Peru and Arizona CGUs.

The discount rate was based on the business unit’s weighted average cost of capital, of which the two main components are the cost of equity and the after-tax cost of debt. Cost of equity was calculated based on the capital asset pricing model, incorporating the risk-free rate of return based on the US Government’s marketable bond yields as at the valuation date, the Company’s beta coefficient adjustment to the market equity risk premium based on the volatility of the Company’s return in relation to that of a comparable market portfolio, plus a country risk premium, size premium and company-specific risk factor. Cost of debt was determined by applying an appropriate market indication of the Company’s borrowing capabilities and the corporate income tax rate applicable to the segment’s jurisdiction. A real discount rate of 8.00% (September 30, 2014 – 8.25%) for the Peru CGU and 9.50% (September 30, 2014 – 10.50%) for the Arizona CGU was used to calculate the estimated after-tax discounted future net cash flows, commensurate with its individual estimated level of risk.

Commodity prices used in the impairment assessment were determined by reference to external market participant sources. The key commodity price for this assessment is the price of copper. Where applicable to each of the Group’s CGU’s, the cash flow calculations were based on estimates of future production levels applying forecasts for metal prices, which included forecasts for each year from 2015 to 2019 and long-term forecasts for years beginning in 2020. The cash flow calculations utilized long-term copper prices of $3.15 per pound (September 30, 2014 – $3.00 per pound), molybdenum long-term prices of $11.00 per pound (September 30, 2014 – $11.50 per pound), long-term foreign exchange rates of PEN3.25:US$ 1.00 (September 30, 2014 – PEN2.90:US$ 1.00) and capital, operating and reclamation costs based on updated LOM plans. For the Peru CGU, a value of $0.06 per pound of contained copper-equivalent resource was utilized to estimate the value of mineral resources not included in the LOM plan.

HUDBAY MINERALS INC.
Notes to Unaudited Condensed Consolidated Interim Financial Statements
(in thousands of US dollars, except where otherwise noted)
For the three and nine months ended September 30, 2015 and 2014

Expected future cash flows used to determine the FVLCD used in the impairment testing are inherently uncertain and could materially change over time. Should management’s estimate of the future not reflect actual events, impairments may be identified. This may have a material effect on the Company’s consolidated financial statements. Although it is reasonably possible for a change in key assumptions to occur, the possible effects of a change in any single assumption may not fairly reflect the impact on a CGU’s fair value as the assumptions are inextricably linked. For example, a decrease in the assumed price of long-term copper could result in amendments to the mine plans which would partially offset the effect of lower prices. It is difficult to determine how all of these factors would interrelate; however, in deriving a recoverable amount, Management believes all of these factors need to be considered.

For the Constancia mine, the estimated recoverable amount exceeds its carrying amount. For the Peru CGU, either a 7% decrease in the long-term copper price of $3.15/lb or a 1.3 percentage point increase in the real discount rate of 8.00% in isolation of each other would result in the estimated recoverable amount being equal to the carrying amount.

Based on the assessment performed by the Group on its CGUs, including goodwill, the Group concluded that the recoverable amount of each CGU exceeded its carrying amount as at September 30, 2015.

14.	Other liabilities

	Sep. 30, 2015	Dec. 31, 2014	Jan. 1, 2014
Current
Provisions (note 18)	$7,364	$15,724	$6,484
Pension liability	22,444	20,768	28,843
Other employee benefits	3,082	3,301	3,352
Finance leases	187	-	-
Unearned revenue	-	935	-
	33,077	40,728	38,679
Non-current
Finance leases	783	-	-

	$33,860	$40,728	$38,679

HUDBAY MINERALS INC.
Notes to Unaudited Condensed Consolidated Interim Financial Statements
(in thousands of US dollars, except where otherwise noted)
For the three and nine months ended September 30, 2015 and 2014

15.	Other financial liabilities

	Sep. 30, 2015	Dec. 31, 2014	Jan. 1, 2014
Current
Derivative liabilities	$4,618	$741	$4,354
Other financial liabilities at amortized cost	5,079	5,294	11,017
	9,697	6,035	15,371

Non-current
Derivative liabilities	601	-	-
Contingent consideration - gold price option	900	-	-
Warrants at fair value through profit and loss	5,704	22,671	-
Other financial liabilities at amortized cost	19,762	21,758	21,661
	26,967	44,429	21,661

	$36,664	$50,464	$37,032

Other financial liabilities at amortized cost relate to agreements with communities near the Constancia project which allow Hudbay to extract minerals over the useful life of the Constancia mine, carry out exploration and evaluation activities in the area and provide Hudbay with community support to operate in the region. During the nine months ended September 30, 2015, the liability associated with several of the community agreements increased by $812 and payments of $913 were made. Changes in estimates related to these liabilities are recorded to the liability with a corresponding change in property, plant and equipment or exploration expense.

The derivative liabilities include derivative and hedging transactions as well as warrants issued as consideration for the acquisition of Augusta (note 6b) and warrants assumed on the acquisition of Augusta. Derivative liabilities are carried at their fair value with changes in fair value recorded to the condensed consolidated income statements in other finance (gain) loss. The fair value of derivative and hedging transactions are determined based on internal valuation models and the fair value of warrants issued are determined based on the quoted market prices for the listed warrants. During the nine months ended September 30, 2015, the Group recognized a gain of $11,106 related to the decrease in the fair value of the liability for the warrants issued in the acquisition of Augusta (note 7e). The fair value of these warrants at September 30, 2015 is $5,704. A total of 21,830,490 warrants were issued which entitle the holder to acquire a common share of the Company at a price of $15.00 per share on, but not prior to, July 20, 2018. The Company, may, at its option, upon written notice to the warrant holders, settle the exercise of warrants for the in-the-money value, in cash, shares or a combination thereof.

Following from the change in the functional currency (note 4) of the Company to US dollars effective July 1, 2015, it has been determined that the transferable share purchase warrants of Augusta (the “Augusta Warrants”), which were assumed in connection with the acquisition of Augusta, will be reclassified to equity. The reclassification is the result of the achievement of the ‘fixed-for-fixed’ condition under IAS 32 as the US dollar denominated Augusta Warrants are now aligned with the Company’s US dollar functional currency. As a result of prospective reporting of the Augusta Warrants in equity, the balance of $3,280 will no longer be subject to mark-to-market revaluation. Each Augusta Warrant represents the right to acquire 0.315 of a Hudbay common share and 0.17 of a Hudbay warrant. As at September 30, 2015, there are 3,300,000 Augusta Warrants outstanding with an exercise price of $2.12, expiring December 12, 2016.

HUDBAY MINERALS INC.
Notes to Unaudited Condensed Consolidated Interim Financial Statements
(in thousands of US dollars, except where otherwise noted)
For the three and nine months ended September 30, 2015 and 2014

The purchase price of the acquisition of New Britannia (note 6a) contained an option (European) that pays the seller $5,000 if the price of gold is equal to or above $1,400/oz on May 4, 2018. The option represents a financial liability and was recorded at fair value at the acquisition date of New Britannia and will be remeasured at each reporting date with change in the fair value being recognized as unrealized gains or losses in finance income and expense. The fair value of the embedded derivative at September 30, 2015 was a liability of $900 (December 31, 2014 - $nil).

16.	Long-term debt

Long-term debt is comprised of the following:

	Sep. 30, 2015	Dec. 31, 2014	Jan. 1, 2014
Senior unsecured notes (a)	$917,294	$915,846	$732,729
Equipment finance facility (b)	68,390	71,221	-
Constancia standby credit facility (c)	146,115	-	-
Senior secured revolving credit facility (d)	159,622	-	-
	1,291,421	987,067	732,729
Less: current portion	(72,813)	(14,774)	-

	$1,218,608	$972,293	$732,729

(a)	Senior unsecured notes

Balance, January 1, 2014	$732,729
Addition to Principal, net of transaction costs and bond premium	180,428
Change in fair value of embedded derivative (prepayment option)	1,611
Accretion of transaction costs	1,078
Balance, December 31, 2014	$915,846
Change in fair value of embedded derivative (prepayment option)	1,048
Accretion of transaction costs	400

Balance, September 30, 2015	$917,294

On August 6, 2014, the Group issued $170,000 aggregate principal amount of its 9.50% senior unsecured notes due October 1, 2020 (the “Additional Notes”). The Additional Notes are incremental to the $750,000 aggregate principal amount of 9.50% senior unsecured notes issued between September 2012 and December 2013 (the "Initial Notes", and together with the Additional Notes, the “Notes”). The Notes have been classified as long-term debt and accounted for initially at fair value and subsequently at amortized cost using the effective interest rate method. Interest is payable on the Notes semi-annually on April 1 and October 1 of each year, beginning on April 1, 2013. Interest costs on the Initial Notes had been capitalized to Constancia project assets until May 1, 2015 (the date on which Constancia commenced commercial production), and interest costs on the Additional Notes have been capitalized to Rosemont project assets. The Notes are fully and unconditionally guaranteed, jointly and severally, on a senior unsecured basis, by substantially all of the Company’s existing and future subsidiaries other than the Company’s subsidiaries associated with the Constancia mine and the Rosemont project.

HUDBAY MINERALS INC.
Notes to Unaudited Condensed Consolidated Interim Financial Statements
(in thousands of US dollars, except where otherwise noted)
For the three and nine months ended September 30, 2015 and 2014

(b)	Equipment finance facility

Balance, January 1, 2014	$-
Addition to Principal, net of transaction costs	82,572
Payments made	(12,185)
Accretion of transaction costs	834
Balance, December 31, 2014	$71,221
Addition to Principal, net of transaction costs	8,176
Payments made	(11,780)
Accretion of transaction costs	773

Balance, September 30, 2015	$68,390

The equipment finance facility is reflected in the condensed consolidated interim balance sheets as follows:

	Sep. 30, 2015	Dec. 31, 2014
Current	$16,173	$14,774
Non-current	52,217	56,447

	$68,390	$71,221

In October 2013, the Group entered into an equipment financing facility with Caterpillar Financial Services Corporation to finance the purchase of components of the mobile fleet at the Group's Constancia mine. Loans pursuant to the equipment financing facility have a term of six years, amortized on a quarterly basis and are secured by the Constancia mobile fleet. The loan has been classified as long-term debt and accounted for initially at fair value and subsequently at amortized cost using the effective interest rate method. All payments due within twelve months of the period end date are classified as a current liability. The payments are based on a floating annual interest rate of 3-months LIBOR plus 4.25% .

(c)	Constancia standby credit facility

Balance, December 31, 2014	$-
Addition to Principal, net of transaction costs	145,447
Accretion of transaction costs	668

Balance, September 30, 2015	$146,115

The Constancia standby credit facility is reflected in the condensed consolidated interim balance sheets as follows:

Current	$56,640
Non-current	89,475

Balance, September 30, 2015	$146,115

In June 2014, the Group entered into a $150,000 standby credit facility to provide financing for expenditures at the Constancia project. Drawdowns under the facility are repayable in quarterly installments beginning December 31, 2015 and ending September 30, 2018, and bear interest at LIBOR plus 3.50% . The facility is secured by the assets of the Peru segment. The facility was fully drawn down during the nine months ended September 30, 2015.

HUDBAY MINERALS INC.
Notes to Unaudited Condensed Consolidated Interim Financial Statements
(in thousands of US dollars, except where otherwise noted)
For the three and nine months ended September 30, 2015 and 2014

(d)	Senior secured revolving credit facility

Balance, December 31, 2014	$-
Addition to Principal, net of transaction costs	159,195
Accretion of transaction costs	427

Balance, September 30, 2015	$159,622

On March 13, 2015 and August 19, 2015, the Group completed expansions of its corporate revolving credit facility from $100,000 to $300,000 and from $300,000 to $400,000, respectively.

The $400,000 revolving credit facility is on substantially similar terms to the $100,000 credit facility that it replaced. The credit facility is repayable in March 2018.

As at September 30, 2015, the Manitoba segment had letters of credit advanced under the facility in the amount of $52,167 (December 31, 2014 - $55,240) which are treated as drawings under the facility.

(e)	Augusta loan

During August 2014, the Group repaid $117,870 of loans made by RK Mine Finance Trust I to Augusta.

17.	Deferred revenue

On August 8, 2012, the Group entered into a precious metals stream transaction with Silver Wheaton whereby the Group has received aggregate deposit payments of $750,000 against delivery of 100% of payable gold and silver from the 777 mine until the later of the end of 2016 and satisfaction of a completion test at the Constancia project, and delivery of 50% of payable gold and 100% of payable silver for the remainder of the 777 mine life. The stream transaction also includes delivery of 100% of payable silver from the Constancia project. On November 4, 2013, the Group entered into an amended and restated precious metals stream agreement with Silver Wheaton pursuant to which the Group agreed to receive an additional $135,000 deposit against delivery of 50% of payable gold from the Constancia project, with the deposit payable in cash or Silver Wheaton shares, at Silver Wheaton’s election. In addition to the deposit payments, as gold and silver is delivered to Silver Wheaton, the Group receives cash payments equal to the lesser of (i) the market price and (ii) $400 per ounce (for gold) and $5.90 per ounce (for silver), subject to 1% annual escalation after three years. As at September 30, 2015, the cash payments for the 777 mine equal $404 per ounce (for gold) and $5.96 per ounce (for silver). As at September 30, 2015, the cash payments for the Constancia mine equal $400 per ounce (for gold) and $5.90 per ounce (for silver).

The Group received a cash deposit payment of $125,000 in March 2014 as a result of $1,000,000 in capital expenditures having been paid at the Constancia project. In addition, the Group received Silver Wheaton shares in satisfaction of the gold deposit during September 2014 and sold the shares for net proceeds of $134,978. The Group has now received all the up-front deposit payments related to the precious metal stream transaction with Silver Wheaton in respect of 777 and Constancia.

The Group recorded the deposits received as deferred revenue and recognizes amounts in revenue as gold and silver are delivered to Silver Wheaton. The Group determines the amortization of deferred revenue to the consolidated income statements on a per unit basis using the estimated total number of gold and silver ounces expected to be delivered to Silver Wheaton over the life of the 777 and Constancia mines. The Group estimates the current portion of deferred revenue based on deliveries anticipated over the next twelve months.

HUDBAY MINERALS INC.
Notes to Unaudited Condensed Consolidated Interim Financial Statements
(in thousands of US dollars, except where otherwise noted)
For the three and nine months ended September 30, 2015 and 2014

In February 2010, Hudbay Arizona entered into a precious metals stream transaction with Silver Wheaton whereby the Group will receive deposit payments of $230,000 against delivery of 100% of the payable silver and gold from the Rosemont project. The deposit will be payable upon the satisfaction of certain conditions precedent, including the receipt of permits for the Rosemont project and the commencement of construction. In addition to the deposit payments, as gold and silver is delivered to Silver Wheaton, the Group receives cash payments equal to the lesser of (i) the market price and (ii) $450 per ounce (for gold) and $3.90 per ounce (for silver), subject to 1% annual escalation after three years. To date, no such deposit has been received under the terms of this contract.

The following table summarizes changes in deferred revenue:

Balance, January 1, 2014	$498,073
Additional installment received	260,000
Recognition of revenue	(44,960)
Effects of changes in foreign exchange	(24,988)
Balance, December 31, 2014	$688,125
Recognition of revenue	(38,691)
Effects of changes in foreign exchange	(32,925)

Balance, September 30, 2015	$616,509

Deferred revenue is reflected in the condensed consolidated interim balance sheets as follows:

	Sep. 30, 2015	Dec. 31, 2014	Jan.1, 2014
Current	$68,875	$70,062	$61,722
Non-current	547,634	618,063	436,351

	$616,509	$688,125	$498,073

HUDBAY MINERALS INC.
Notes to Unaudited Condensed Consolidated Interim Financial Statements
(in thousands of US dollars, except where otherwise noted)
For the three and nine months ended September 30, 2015 and 2014

18.	Provisions

Reflected in the balance sheets as follows:

	Decommis-
	sioning,
	restoration	Deferred	Restricted
	and similar	share	share
Sep. 30, 2015	liabilities	units	units	Other	Total
Current (note 14)	$2,773	$2,550	$2,041	$-	$7,364
Non-current	161,980	-	1,876	-	163,856

	$164,753	$2,550	$3,917	$-	$171,220

	Decommis-
	sioning,
	restoration	Deferred	Restricted
	and similar	share	share
Dec. 31, 2014	liabilities	units	units	Other	Total
Current (note 14)	$6,139	$5,084	$4,501	$-	$15,724
Non-current	153,670	-	4,678	-	158,348

	$159,809	$5,084	$9,179	$-	$174,072

	Decommis-
	sioning,
	restoration	Deferred	Restricted
	and similar	share	share
Jan. 1, 2014	liabilities	units	units	Other	Total
Current (note 14)	$514	$4,012	$1,958	$-	$6,484
Non-current	132,587	-	4,598	143	137,328

	$133,101	$4,012	$6,556	$143	$143,812

HUDBAY MINERALS INC.
Notes to Unaudited Condensed Consolidated Interim Financial Statements
(in thousands of US dollars, except where otherwise noted)
For the three and nine months ended September 30, 2015 and 2014

19.	Income and mining taxes

(a)	Tax (recovery) expense:

The tax (recovery) expense is applicable as follows:

	Three months ended		Nine months ended
	September 30,		September 30,
	2015	2014	2015	2014
Current:
Taxable income	$1,766	$1,193	$5,420	$3,212
Taxable mining profits	187	3,973	4,644	1,288
Adjustments in respect of prior years	773	(2,766)	1,319	(3,615)
	2,726	2,400	11,383	885
Deferred:
Income taxes - origination and reversal of temporary difference	(7,061)	(1,267)	(12,922)	5,700
Mining taxes - origination and reversal of temporary difference	648	1,501	3,677	1,790
Peruvian mining tax - origination and reversal of temporary difference	(312)	2,165	(609)	4,797
Benefit arising from previously unrecognized tax loss or
Adjustments in respect of prior years	(300)	2,982	1,000	3,488
	(7,025)	5,381	(8,854)	15,775

	$(4,299)	$7,781	$2,529	$16,660

(b)	Deferred tax assets and liabilities as represented on the balance sheets:

	Sep. 30, 2015	Dec. 31, 2014	Jan. 1, 2014
Deferred income tax asset	$43,799	$41,668	$29,458
Deferred mining tax asset - Canada	-	-	429
	43,799	41,668	29,887

Deferred income tax liability	(348,887)	(358,141)	(257,130)
Deferred mining tax liability - Canada	(3,952)	(552)	-
Deferred mining tax liability - Peru	(21,656)	(22,265)	(18,945)
	(374,495)	(380,958)	(276,075)

Net deferred tax liability balance, end of period	$(330,696)	$(339,290)	$(246,188)

HUDBAY MINERALS INC.
Notes to Unaudited Condensed Consolidated Interim Financial Statements
(in thousands of US dollars, except where otherwise noted)
For the three and nine months ended September 30, 2015 and 2014

(c)	Changes in deferred tax assets and liabilities:

	Nine months ended	Year ended
	Sep. 30, 2015	Dec. 31, 2014
Net deferred tax liability balance, beginning of period	$(339,290)	$(246,188)
Deferred tax recovery	8,854	52,247
OCI transactions	(2,310)	6,881
Acquisition of Augusta	-	(156,181)
Foreign currency translation on the deferred tax liability	2,050	3,951

Net deferred tax liability balance, end of period	$(330,696)	$(339,290)

(d)	Taxes receivable/payable:

The timing of payments results in significant variances in period-to-period comparisons of the tax receivable and tax payable balances.

(e)	Other disclosure:

The tax rules and regulations applicable to mining companies are highly complex and subject to interpretation. The Group may be subject in the future to a review of its historic income and other tax filings and, in connection with such reviews, disputes can arise with the taxing authorities over the interpretation or application of certain tax rules and regulations in respect of the Group’s business. These reviews may alter the timing or amount of taxable income or deductions. The amount ultimately reassessed upon resolution of issues raised may differ from the amount accrued.

20.	Share capital

(a)	Preference shares:

Authorized: Unlimited preference shares without par value

(b)	Common shares:

Authorized: Unlimited common shares without par value

HUDBAY MINERALS INC.
Notes to Unaudited Condensed Consolidated Interim Financial Statements
(in thousands of US dollars, except where otherwise noted)
For the three and nine months ended September 30, 2015 and 2014

Issued and fully paid:

	Nine months ended		Year ended
	Sep. 30, 2015		Dec. 31, 2014
	Common		Common
	shares	Amount	shares	Amount
Balance, beginning of period	233,615,857	$1,562,249	172,078,376	$1,007,585
Exercise of stock options	258,831	1,152	181,035	1,711
Share issue costs, net of tax	-	-	-	(5,226)
Share issuance	1,357,000	13,199	20,930,000	154,571
Shares cancelled	-	-	(24,208)	-
Issued - acquisition of Augusta (note 6b)	-	-	40,450,654	403,608

Balance, end of period	235,231,688	$1,576,600	233,615,857	$1,562,249

During the period, the Company declared two semi-annual dividends of C$0.01 per share each. The Company paid $1,842 and $1,762 on March 31, 2015 and September 30, 2015 to shareholders of record as of March 13, 2015 and September 11, 2015, respectively.

In 2014, the Company paid $1,746 and $2,068 on March 31, 2014 and September 30, 2014 to shareholders of record as of March 14, 2014 and September 12, 2014, respectively.

On January 9, 2014, the Group entered into an agreement with a syndicate of underwriters who agreed to purchase, on a bought deal basis, 18,200,000 of the Group’s common shares at a price of C$8.25 per share. The underwriters were granted an over allotment option, which they exercised in full, for an additional 2,730,000 common shares. The transaction closed on January 30, 2014, and aggregate gross proceeds from the offering were $154,571.

HUDBAY MINERALS INC.
Notes to Unaudited Condensed Consolidated Interim Financial Statements
(in thousands of US dollars, except where otherwise noted)
For the three and nine months ended September 30, 2015 and 2014

21.	(Loss) earnings per share data

	Three months ended		Nine months ended
	September 30,		September 30,
	2015	2014	2015	2014
Weighted average common shares outstanding
Basic	235,231,688	222,742,698	234,487,505	200,730,956
Plus net incremental shares from
Assumed conversion: warrants	-	858,717	-	289,385
Assumed conversion: stock options	-	220,457	64,706	201,981
Diluted weighted average common shares outstanding	235,231,688	223,821,872	234,552,211	201,222,322

The determination of the diluted weighted-average number of common shares excludes 2,696,760 and 1,773,834 shares, related to stock options that were anti-dilutive for the three and nine months ended September 30, 2015 (three and nine months ended September 30, 2014 - 1,296,436 and 1,724,411 shares, respectively). The calculation of diluted weighted-average number of common shares also excludes 1,374,951 out of the money Augusta Warrants which represented the right to acquire 0.315 of a Hudbay common share and 0.17 of a Hudbay warrant and are now expired (note 15). The calculation also excludes all 21,830,490 Hudbay warrants issued as consideration for the acquisition of Augusta (note 6b) as they are out of the money.

For periods where Hudbay records a loss, the Group calculates diluted loss per share using the basic weighted average number of shares. If the diluted weighted average number of share was used, the result would be a reduction in the loss, which would be anti-dilutive. Consequently, for the three and nine months ended September 30, 2015, the Group calculated diluted loss per share using 235,231,688 and 234,487,505 common shares, respectively. For the three and nine months ended September 30, 2014, the Group calculated diluted income per share using 223,821,872 and 201,222,322 common shares, respectively.

HUDBAY MINERALS INC.
Notes to Unaudited Condensed Consolidated Interim Financial Statements
(in thousands of US dollars, except where otherwise noted)
For the three and nine months ended September 30, 2015 and 2014

22.	Financial instruments

(a)	Fair value and carrying value of financial instruments:

The following presents the fair value and carrying value of the Group's financial instruments and non- financial derivatives:

	Sep. 30, 2015		Dec. 31, 2014		Jan. 1, 2014
	Fair	Carrying	Fair	Carrying	Fair	Carrying
Recurring measurements	Value	value	Value	value	Value	value
Loans and receivables
Cash and cash equivalents [1]	$113,968	$113,968	$178,668	$178,668	$593,669	$593,669
Restricted cash[1]	65,129	65,129	42,318	42,318	21,524	21,524
Trade and other receivables[1,2]	129,520	129,520	79,721	79,721	47,768	47,768
Fair value through profit or loss
Trade and other receivables - embedded derivatives[3]	(9,300)	(9,300)	(1,558)	(1,558)	1,229	1,229
Non-hedge derivative assets[3]	4,376	4,376	1,159	1,159	758	758
Prepayment option - embedded derivative[7]	1	1	1,049	1,049	2,660	2,660
Investments at FVTPL[4]	49	49	-	-	8	8
Available-for-sale investments[4]	9,026	9,026	16,115	16,115	45,393	45,393
Total financial assets	312,769	312,769	317,472	317,472	713,009	713,009
Financial liabilities at amortized cots
Trade and other payables[1,2]	254,655	254,655	235,450	235,450	194,969	194,969
Finance leases	970	970	-	-	-	-
Other financial liabilities[5]	12,291	24,841	17,197	27,052	26,171	32,678
Senior unsecured notes[6]	734,850	917,295	870,320	916,895	772,875	735,389
Equipment finance facility[8]	68,390	68,390	71,221	71,221	-	-
Constancia standby credit facility[8]	146,115	146,115	-	-	-	-
Senior secured revolving credit facility[8]	159,622	159,622	-	-	-	-
Fair value through profit or loss
Trade and other payables - embedded derivatives[3]	(278)	(278)	(129)	(129)	390	390
Warrant liabilities[3]	5,704	5,704	22,671	22,671	-	-
Option liabilities[3]	900	900	-	-	-	-
Non-hedge derivative liabilities[3]	5,219	5,219	741	741	4,354	4,354
Total financial liabilities	1,388,438	1,583,433	1,217,471	1,273,901	998,759	967,780
Net financial liability	$(1,075,669)	$(1,270,664)	$(899,999)	$(956,429)	$(285,750)	$(254,771)

1 Cash and cash equivalents, restricted cash, trade and other receivables and trade and other payables are recorded at carrying value, which approximates fair value due to their short-term nature and generally negligible credit losses.
2Excludes embedded provisional pricing derivatives, as well as tax and other statutory amounts.
3Derivatives and embedded provisional pricing derivatives are carried at their fair value, which is determined based on internal  valuation models that reflect observable forward market commodity prices, currency exchange rates, and discount factors based on market US dollar interest rates adjusted for credit risk. For the warrant and option liabilities, fair value is determined based on quoted market closing price or the Black-Scholes model.
4 Available-for-sale investments are carried at their fair value, which is determined using quoted market bid prices in active markets for listed shares and determined using valuation models for shares of private companies. Investments at FVTPL consist of warrants to purchase listed shares, which are carried at fair value as determined using a Black-Scholes model.
5 These financial liabilities relate to agreements with communities near the Constancia project in Peru (note 15). Fair values have been determined using a discounted cash flow analysis based on expected cash flows and a credit adjusted discount rate.
6Fair value of the senior unsecured notes (note 16) has been determined using the quoted market price at the period end.
7 Fair value of the prepayment option embedded derivative related to the long-term debt (note 16) has been determined using a binomial tree/lattice approach based on the Hull-White single factor interest rate term structure model.
8The carrying value of the facilities approximates the fair value as the facilities are based on floating interest rates.

HUDBAY MINERALS INC.
Notes to Unaudited Condensed Consolidated Interim Financial Statements
(in thousands of US dollars, except where otherwise noted)
For the three and nine months ended September 30, 2015 and 2014

Fair value hierarchy

The table below provides an analysis by valuation method of financial instruments that are measured at fair value subsequent to recognition. Levels 1 to 3 are defined based on the degree to which fair value inputs are observable and have a significant effect on the recorded fair value, as follows:

−	Level 1:	Quoted prices in active markets for identical assets or liabilities;
−	Level 2:	Valuation techniques use significant observable inputs, either directly or indirectly, or valuations are based on quoted prices for similar instruments; and
−	Level 3:	Valuation techniques use significant inputs that are not based on observable market data.

September 30, 2015	Level 1	Level 2	Level 3	Total
Financial assets measured at fair value
Financial assets at FVTPL:
Embedded derivatives	$-	$(9,300)	$-	$(9,300)
Non-hedge derivatives	-	4,376	-	4,376
Investments at FVTPL	-	49	-	49
Prepayment option embedded derivative	-	1	-	1
Available-for-sale investments	7,533	-	1,493	9,026

	$7,533	$(4,874)	$1,493	$4,152
Financial liabilities measured at fair value
Financial assets at FVTPL:
Embedded derivatives	$-	$(278)	$-	$(278)
Non-hedge derivatives	-	5,219	-	5,219
Option liability	-	900	-	900
Warrant liabilities	5,704	-	-	5,704

	$5,704	$5,841	$-	$11,545

December 31, 2014	Level 1	Level 2	Level 3	Total
Financial assets measured at fair value
Financial assets at FVTPL:
Embedded derivatives	$-	$(1,558)	$-	$(1,558)
Non-hedge derivatives	-	1,159	-	1,159
Prepayment option embedded derivative	-	1,049	-	1,049
Available-for-sale investments	14,391	-	1,724	16,115

	$14,391	$650	$1,724	$16,765
Financial liabilities measured at fair value
Financial assets at FVTPL:
Embedded derivatives	$-	$(129)	$-	$(129)
Non-hedge derivatives	-	741	-	741
Warrant liabilities	19,569	3,102	-	22,671

	$19,569	$3,714	$-	$23,283

HUDBAY MINERALS INC.
Notes to Unaudited Condensed Consolidated Interim Financial Statements
(in thousands of US dollars, except where otherwise noted)
For the three and nine months ended September 30, 2015 and 2014

January 1, 2014	Level 1	Level 2	Level 3	Total
Financial assets measured at fair value
Financial assets at FVTPL:
Embedded derivatives	$-	$1,229	$-	$1,229
Non-hedge derivatives	-	758	-	758
Investments at FVTPL	-	8	-	8
Prepayment option embedded derivative	-	2,660	-	2,660
Available-for-sale investments	43,513	-	1,880	45,393

	$43,513	$4,655	$1,880	$50,048
Financial liabilities measured at fair value
Financial assets at FVTPL:
Embedded derivatives	$-	$390	$-	$390
Non-hedge derivatives	-	4,354	-	4,354

	$-	$4,744	$-	$4,744

The Group's Level 3 investment relates to a minority investment in an unlisted junior mining company. As no observable inputs exist, the Group measures the Level 3 investment at the cost of the investment. The Group monitors business developments and the financial position of the investee to evaluate whether the fair value of the investment has changed significantly. Factors that could result in a significantly lower fair value measurement include poor exploration results or inadequate liquidity to continue as a going concern, among other factors. Factors that would result in a significantly higher fair value measurement include positive exploration results, among other factors.

The Group’s policy is to recognize transfers into and transfers out of fair value hierarchy levels as of the date of the event or change in circumstances that caused the transfer. During the nine months ended September 30, 2015, the Group did not make any transfers.

(b)	Derivatives and hedging:

Copper fixed for floating swaps

Prior to 2015, the Group had entered into copper fixed for floating swaps on approximately 13 million pounds of copper, settling across January 2015 through March 2015 inclusive at an average fixed receivable price of $2.97/lb associated with provisional pricing risk in concentrate sales agreements. In addition, during the three months ended September 30, 2015, the Group has entered into copper fixed for floating swaps on approximately 72 million pounds of copper, settling across December 2015 at an average fixed receivable price of $2.40/lb associated with provisional pricing risk in concentrate sales agreements. As at September 30, 2015, 13 million pounds of copper fixed for floating swaps were settled, leaving approximately 72 million pounds unsettled (December 31, 2014 – 13 million unsettled copper fixed for floating swaps).

The hedging transactions were with counterparties that the Group believed to be creditworthy and did not require the Group to provide collateral. The copper fixed for floating swaps aggregate fair value of the transactions was an asset position of $3,899 at September 30, 2015 (December 31, 2014 - an asset position of $1,089).

HUDBAY MINERALS INC.
Notes to Unaudited Condensed Consolidated Interim Financial Statements
(in thousands of US dollars, except where otherwise noted)
For the three and nine months ended September 30, 2015 and 2014

Non-hedge derivative zinc contracts

Hudbay enters into fixed price sales contracts with zinc customers and, to ensure that the Group continues to receive a floating or unhedged realized zinc price, Hudbay enters into forward zinc purchase contracts that effectively offset the fixed price sales contracts. The fixed price sales contracts with customers are not recognized as derivatives, as they are executory contracts entered into and held for the purpose of the Group’s expected sale requirements. However, the zinc forward purchase contracts are recorded as derivatives. Gain and losses on these contracts are recorded in revenues, and cash flows are classified in operating activities.

At September 30, 2015, the Group held contracts for forward zinc purchased of 17,724 tonnes (December 31, 2014 – 10,747 tonnes) that related to forward customer sales of zinc. Prices range from $1,657 to $2,343 per tonne (December 31, 2014 – $2,085 to $2,403) and settlement dates extended to December 2016. The aggregate fair value of the transactions at September 30, 2015 was a net liability position of $4,816 (December 31, 2014 – a net liability position of $671).

Non-hedge derivative - warrants

Warrants issued by Hudbay as consideration for the purchase of the acquisition of Augusta are derivative liabilities that are carried at their fair value, with changes in fair value recorded to the consolidated income statements in other finance (gain)/loss. The fair value of warrants issued is determined based on the quoted market prices for the listed warrants. The fair value of the Hudbay warrants at September 30, 2015 was a liability of $5,704 (December 31, 2014 - a liability of $19,569).

Following from the change in the functional currency (note 4) of the Company to US dollars effective July 1, 2015, the Augusta Warrants assumed by Hudbay in the acquisition of Augusta have been reclassified to equity (note 15). As a result of prospective reporting of the Augusta Warrants in equity, the Augusta Warrants will no longer be subject to mark-to-market revaluation. The fair value of the Augusta warrants at December 31, 2014 was a liability of $3,102.

Non-hedge derivative gold and silver contracts

From time to time, the Group enters into gold and silver forward sales contracts to hedge the commodity price risk associated with the future settlement of provisionally priced deliveries. Hudbay is generally obligated to deliver gold and silver to Silver Wheaton prior to the determination of final settlement prices. These forward sales contracts are entered into at the time Hudbay delivers gold and silver to Silver Wheaton, and are intended to mitigate the risk of subsequent adverse gold and silver price changes. Gains and losses resulting from the settlement of these derivatives are recorded directly to revenue, as the forward sales contracts do not achieve hedge accounting, and the associated cash flows are classified in operating activities. At September 30, 2015 and December 31, 2014 the Group held no gold forward sales contracts. At September 30, 2015 the Group held 128,680 ounces of silver forward sales contracts and prices ranged from $15.10 to $15.21, and settlement dates extended out up to December 2015. The aggregate fair value of the transactions at September 30, 2015 was an asset position of $74. At December 31, 2014 the Group held no silver forward sales contracts.

HUDBAY MINERALS INC.
Notes to Unaudited Condensed Consolidated Interim Financial Statements
(in thousands of US dollars, except where otherwise noted)
For the three and nine months ended September 30, 2015 and 2014

Non-hedge derivative - options

The purchase price of the acquisition of New Britannia (note 6a) contained an option (European) that pays the seller $5,000 if the price of gold is at or above $1,400/oz on the third anniversary from the closing date, or nil if the price of gold is below that level on that date. The option represents a financial liability and was recorded at fair value at the acquisition date of New Britannia and will be remeasured at each reporting date with changes in the fair value being recognized as unrealized gains or losses in finance income and expenses (note 7e). The fair value of the embedded derivative at September 30, 2015 was a liability of $900 (December 31, 2014 - $nil).

(c)	Embedded derivatives

Provisional pricing embedded derivatives

The Group records embedded derivatives related to provisional pricing in concentrate purchase, concentrate sale and certain other sale contracts. Under the terms of these contracts, prices are subject to final adjustment at the end of a future period after title transfers based on quoted market prices during the quotation period specified in the contract. The period between provisional pricing and final pricing is typically up to three months.

Provisional pricing embedded derivatives are presented in trade and other receivables when they relate to sales contracts and in trade and other payables when they relate to purchase contracts. At each reporting date, provisionally priced metals are marked to market based on the forward market price for the quotation period stipulated in the contract, with changes in fair value recognized in revenues for sales contracts and in cost of sales for purchase concentrate contracts. Cash flows related to provisional pricing embedded derivatives are classified in operating activities.

At September 30, 2015, the Manitoba segment’s net position consisted of contracts awaiting final pricing for sales of 10,017 tonnes of copper (December 31, 2014 – 8,576 tonnes) and no purchases of zinc (December 31, 2014 – nil tonnes). In addition, at September 30, 2015, the Manitoba segments, net position consisted of contracts awaiting final pricing for sales of 2,347 ounces of gold and 84,067 ounces of silver (December 31, 2014 – 2,651 ounces of gold and 26,968 ounces of silver).

As at September 30, 2015, the Manitoba segment’s provisionally priced copper, gold and silver sales subject to final settlement were recorded at average prices of $2.34/lb (December 31, 2014 – $2.83/lb), $1,116/oz (December 31, 2014 – $1,184/oz) and $14.51/oz (December 31, 2014 – $15.59/oz), respectively.

At September 30, 2015, the Peru segment’s net position consisted of contracts awaiting final pricing for sales of 35,280 tonnes of copper (December 31, 2014 – nil). As at September 30, 2015, the Peru segment’s provisionally priced copper sales subject to final settlement were recorded at average prices of $2.34/lb (December 31, 2014 – nil).

The aggregate fair value of the embedded derivatives within the copper concentrate sales contracts at September 30, 2015, was a liability position of $9,300 (December 31, 2014 – a liability of $1,558). The aggregate fair value of the embedded derivatives within the zinc concentrate purchases and other contracts at September 30, 2015, was an asset position of $278 (December 31, 2014 – an asset position of $129).

HUDBAY MINERALS INC.
Notes to Unaudited Condensed Consolidated Interim Financial Statements
(in thousands of US dollars, except where otherwise noted)
For the three and nine months ended September 30, 2015 and 2014

Prepayment option embedded derivative

The Notes (note 16) contain prepayment options which represent embedded derivatives that require bifurcation from the host contract. The prepayment options are measured at fair value, with changes in the fair value being recognized as unrealized gains or losses in finance income and expense (note 7e). The fair value of the embedded derivative at September 30, 2015 was an asset of $1 (December 31, 2014 - an asset of $1,049).

23.	Capital commitments

As at September 30, 2015, the Group had outstanding capital commitments in Canada of approximately $17,035 primarily related to committed mobile equipment purchases mostly for Lalor and 777, of which approximately $13,963 cannot be terminated by the Group, approximately $109,615 in Peru related to sustaining capital costs, of which all can be terminated by the Group and approximately $166,166 in Arizona, primarily related to its Rosemont project, of which approximately $151,781 cannot be terminated by the Group.

24.	Supplementary cash flow information

(a)	Change in non-cash working capital:

	Three months ended		Nine months ended
	September 30,		September 30,
	2015	2014	2015	2014
Change in:
Trade and other receivables	$(17,672)	$(9,931)	$(63,587)	$552
Inventories	(4,346)	26,455	(45,042)	(9,401)
Prepaid expenses	1,727	3,807	454	2,369
Trade and other payables	41,748	(43,489)	102,884	(42,071)
Change in taxes payable/receivable	3,366	28,341	10,310	23,425
Taxes - ITC	554	(103)	(2,844)	(2,746)
Provisions and other liabilities	(1,143)	2,420	(3,113)	279

	$24,234	$7,500	$(938)	$(27,593)

(b)	Non-cash transactions:

During the nine months ended September 30, 2015, the Group entered into the following non-cash investing and financing activities which are not reflected in the condensed consolidated interim statements of cash flows:

−

Remeasurements of the Group's decommissioning and restoration liabilities as at September 30, 2015, led to a net increase in related property, plant and equipment assets of $16,458 mainly as a result of the increased disturbance in Peru and the acquisition of New Britannia (note 6a). For the nine months ended September 30, 2014, such remeasurements led to increases in property, plant and equipment assets of $23,681.

−

Property, plant and equipment included $16,355 of additions which were not yet paid for as at September 30, 2015 (September 30, 2014 - $150,266). These purchases will be reflected in the consolidated statements of cash flows in the periods payments are made.

HUDBAY MINERALS INC.
Notes to Unaudited Condensed Consolidated Interim Financial Statements
(in thousands of US dollars, except where otherwise noted)
For the three and nine months ended September 30, 2015 and 2014

25.	Segmented information

The Group is an integrated metals producer. When making decisions on expansions, opening or closing mines, as well as day to day operations, management evaluates the profitability of the overall operation of the Group. The Group's main mining operations are located in Manitoba and Saskatchewan (Canada) and Cusco (Peru) and are included in the Manitoba segment and Peru segment, respectively. The Manitoba and Peru segments generate the Group's revenues. The Manitoba segment sells copper concentrate (containing copper, gold and silver), zinc metal and other products. The Peru segment, formerly a part of the South America segment, consists of the Group's Constancia mine and sells copper concentrate. The Group’s Arizona segment consists of the Group’s Rosemont project in Arizona, which Hudbay acquired on July 16, 2014. Corporate and other activities include the Group’s exploration activities in Chile and Colombia as well as the Balmat segment which consists of a zinc mine and concentrator, which is on care and maintenance and was sold subsequent to quarter end. The prior year comparatives have been recast to move the South American exploration entities to corporate and other activities as they were previously included in the previously named South American segment. The exploration entities and Balmat are not individually significant, as they do not meet the minimum quantitative thresholds. Corporate activities are not considered a segment and are included as a reconciliation to total consolidated results. In 2013, the corporate and other activities segment included the Michigan segment which was sold on January 17, 2014. Accounting policies for each reported segment are the same. Segment profit or loss represents the profit earned by each segment without allocation of corporate costs. This is the measure reported to the chief operating decision-maker, the Group's President and Chief Executive Officer, for the purposes of resource allocation and the assessment of segment performance. Total assets and liabilities do not reflect intercompany balances, which have been eliminated on consolidation.

Three months ended September 30, 2015
				Corporate
				and other
	Manitoba	Peru	Arizona	activities	Total
Revenue from external customers	$138,219	$131,589	$-	$-	$269,808
Cost of sales
Mine operating costs	101,529	57,407	-	-	158,936
Depreciation and amortization	31,974	36,869	-	-	68,843
Gross profit	4,716	37,313	-	-	42,029
Selling and administrative expenses	973	-	-	2,114	3,087
Exploration and evaluation	1,759	289	-	417	2,465
Other operating income and expenses	(19)	1,011	405	843	2,240
Asset impairment	-	-	34,546	-	34,546
Results from operating activities	$2,003	$36,013	$(34,951)	$(3,374)	$(309)
Finance income					(2,269)
Finance expenses					26,335
Other finance gains					(8,243)
Loss before tax					(16,132)
Tax recovery					(4,299)
Loss for the period					$(11,833)

HUDBAY MINERALS INC.
Notes to Unaudited Condensed Consolidated Interim Financial Statements
(in thousands of US dollars, except where otherwise noted)
For the three and nine months ended September 30, 2015 and 2014

Three months ended September 30, 2015
Additions to property, plant and equipment	$36,250	$81,326	$14,385	$106	$132,067

Three months ended September 30, 2014
				Corporate
				and other
	Manitoba	Peru	Arizona	activities	Total
Revenue from external customers	$170,233	$-	$-	$-	$170,233
Cost of sales
Mine operating costs	114,618	-	-	-	114,618
Depreciation and amortization	27,085	-	-	-	27,085
Gross profit	28,530	-	-	-	28,530
Selling and administrative expenses	452	-	-	10,400	10,852
Exploration and evaluation	1,142	665	-	726	2,533
Other operating income and expenses	252	2,252	2,101	737	5,342
Augusta related transaction costs	-	-	-	9,363	9,363
Results from operating activities	$26,684	$(2,917)	$(2,101)	$(21,226)	$440
Finance income					(1,766)
Finance expenses					2,710
Other finance gains					(54,438)
Profit before tax					53,934
Tax expense					7,781
Profit for the period					$46,153

Three months ended September 30, 2014
Additions to property, plant and equipment	$49,467	$221,535	$3,429	$119	$274,550

HUDBAY MINERALS INC.
Notes to Unaudited Condensed Consolidated Interim Financial Statements
(in thousands of US dollars, except where otherwise noted)
For the three and nine months ended September 30, 2015 and 2014

Nine months ended September 30, 2015
				Corporate
				and other
	Manitoba	Peru	Arizona	activities	Total
Revenue from external customers	$382,996	$166,414	$-	$-	$549,410
Cost of sales
Mine operating costs	286,025	79,122	-	-	365,147
Depreciation and amortization	78,543	46,159	-	-	124,702
Gross profit	18,428	41,133	-	-	59,561
Selling and administrative expenses	1,990	-	-	21,375	23,365
Exploration and evaluation	5,062	992	-	829	6,883
Other operating income and expenses	29	3,157	3,393	772	7,351
Asset impairment	19,916	-	34,546	-	54,462
Results from operating activities	$(8,569)	$36,984	$(37,939)	$(22,976)	$(32,500)
Finance income					(2,968)
Finance expenses					48,893
Other finance gains					(4,994)
Loss before tax					(73,431)
Tax expense					2,529
Loss for the period					$(75,960)

Nine months ended September 30, 2014
				Corporate
				and other
	Manitoba	Peru	Arizona	activities	Total
Revenue from external customers	$394,821	$-	$-	$-	$394,821
Cost of sales
Mine operating costs	281,389	-	-	-	281,389
Depreciation and amortization	62,823	-	-	-	62,823
Gross profit	50,609	-	-	-	50,609
Selling and administrative expenses	1,415	-	-	28,612	30,027
Exploration and evaluation	3,612	1,382	-	1,366	6,360
Other operating income and expenses	(382)	5,418	2,101	2,894	10,031
Loss on disposal of subsidiary	-	-	-	5,865	5,865
Augusta related transaction costs	-	-	-	14,780	14,780
Results from operating activities	$45,964	$(6,800)	$(2,101)	$(53,517)	$(16,454)
Finance income					(3,310)
Finance expenses					7,020
Other finance losses					(58,499)
Profit before tax					38,335
Tax expense					16,660
Profit for the period					$21,675

HUDBAY MINERALS INC.
Notes to Unaudited Condensed Consolidated Interim Financial Statements
(in thousands of US dollars, except where otherwise noted)
For the three and nine months ended September 30, 2015 and 2014

September 30, 2015
				Corporate
				and other
	Manitoba	Peru	Arizona	activities	Total
Total assets	$822,656	$3,165,272	$874,297	$105,577	$4,967,802
Total liabilities	585,426	1,052,377	154,874	1,152,031	2,944,708
Property, plant and equipment	650,178	2,701,089	741,911	7,441	4,100,619

Nine months ended September 30, 2015
Additions to property, plant and equipment	$76,309	$224,402	$35,095	$53	$335,859

Nine months ended September 30, 2014
Additions to property, plant and equipment	$117,142	$685,084	$3,429	$3,244	$808,899

December 31, 2014
				Corporate
				and other
	Manitoba	Peru	Arizona	activities	Total
Total assets	$1,003,212	$2,840,695	$862,942	$144,032	$4,850,881
Total liabilities	707,110	881,194	164,188	989,331	2,741,823
Property, plant and equipment	762,841	2,560,725	732,639	8,798	4,065,003

January 1, 2014
				Corporate
				and other
	Manitoba	Peru	Arizona	activities	Total
Total assets	$1,217,788	$2,216,769	$-	$179,571	$3,614,128
Total liabilities	775,700	521,360	-	786,691	2,083,751
Property, plant and equipment	770,995	1,727,838	-	6,880	2,505,713

HUDBAY MINERALS INC.
Notes to Unaudited Condensed Consolidated Interim Financial Statements
(in thousands of US dollars, except where otherwise noted)
For the three and nine months ended September 30, 2015 and 2014

26.	Subsequent event

Sale of Balmat

On November 2, 2015, Hudbay completed the sale of Balmat Holding Corporation to Northern Zinc, LLC and Northern Zinc, LLC was concurrently acquired by Star Mountain Resources, Inc. (“Star Mountain”). On closing, Hudbay received 550,000 shares of Star Mountain common stock and $1,000 in cash; Hudbay previously received $500 in upfront deposit payments and is entitled to receive up to an additional $15,500 in future cash payments or, at Star Mountain’s election, $7,000 in cash within three months of the closing date.